Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-199257, 333-202882

March 23, 2015

IAU

iShares Gold Trust

Fact Sheet as of 12/31/2014

iShares by BLACKROCK®

The iShares Gold Trust (the 'Trust') seeks to reflect generally the performance of the price of gold.

The iShares Gold Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. **Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.**

WHY IAU?

1. Exposure to the day-to-day movement of the price of gold bullion
2. Convenient, cost-effective access to physical gold
3. Use to diversify your portfolio and help protect against inflation

GROWTH OF 10,000 USD SINCE INCEPTION



60,000
40,000
20,000
10,000
0
Growth
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14

The Hypothetical Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

PERFORMANCE

	1 Year	3 Year	5 Year	Since Inception
NAV	-0.43%	-8.04%	1.57%	10.59%
Market Price	-1.97%	-9.09%	1.29%	10.43%
Benchmark	0.12%	-7.65%	1.95%	11.01%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most ETFs), and do not represent the returns you would receive if you traded shares at other times.

RISK PROFILE



Lower Risk/ Reward
Higher Risk/ Reward

Based on the 1 year standard deviation of the fund. Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile or risky. Each increment on the scale above represents a 5% range of standard deviation except for the last segment which is >20%.

TRUST DETAILS

Inception Date	01/21/2005
Benchmark	LBMA Gold Price
30 Day SEC Yield	n/a
Net Assets	$6,213,387,199
Sponsor Fee	0.25
Ounces Held	5,182,164
Tonnes Held	161.18
Beta vs. S&P 500	0.29
Standard Deviation (3yrs)	18.84

Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market.

PORTFOLIO MANAGEMENT

iShares ETFs are managed by investment professionals who have experience operating funds in all types of market environments. The Portfolio Management Team continually balances a variety of trade-offs in attempting to meet each fund's investment objective and maximize tax efficiency.

Want to learn more? www.iShares.com www.blackrockblog.com @iShares

On March 20, 2015, the iShares Gold Trust began tracking a new underlying benchmark, the LBMA Gold Price. From December 9, 2010 to March 19, 2015 benchmark performance reflects the London Gold Fix Benchmark. Prior to December 9, 2010, the benchmark was based on the Gold Futures Spot Month Settlement Price as reported by the COMEX division of the CME Group and disseminated through Bloomberg ("spot price").

iShares Gold Trust ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal.

Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. **For a more complete discussion of the risks factors relative to the Trust, carefully read the prospectus.**

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector, including governments, central banks and related institutions, which own a significant portion of the aggregate world gold holdings. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor's fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle; the value of your shares may be adversely affected by trust losses that, if the Trust had been actively managed, might have been avoidable.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called "Baskets." Only registered brokerdealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The sponsor and BRIL are affiliates of BlackRock, Inc.

All references to LBMA Gold Price are used with the permission of ICE Benchmark Administration Limited and have been provided for informational purposes only. ICE Benchmark Administration Limited accepts no liability or responsibility for the accuracy of the prices or the underlying product to which the prices may be referenced.

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

IS-15078-0315 IS-IAU-F1214

Not FDIC Insured - No Bank Guarantee - May Lose Value

BLACKROCK®